RECEIVED
2004 SEP 20 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

September 10, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

04036977

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated September 10, 2004

Enclosed is a copy of our News Release dated September 10, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 9/20

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 10, 2004

TSX Venture: DTA
No. of Pages: 1

NEWS RELEASE
PRIVATE PLACEMENT OF 530,000 UNITS

Dentonia Resources Ltd. ("Dentonia") announces that it has agreed to sell by way of a non-brokered private placement of 530,000 units at a price of $0.06 per unit for a net proceeds of $31,800.

Each unit consists of 1 common share and 1 non-transferable share purchase warrant (the "warrant"). The warrant is exercisable for a period of two years from the date of the issuance of the units. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per share for the 1st year and at an exercise price of $0.20 per share for the 2nd year.

The initial subscription proceeds of $31,800 will be used to finance a preliminary exploration and prospecting program (week of September 13, 2004), on Dentonia's HY Property, Tintina Gold Belt, Southeast Yukon.

Earlier work has identified 2 areas with strongly anomalous gold geochemistry in soil and rock respectively, 1,400 by 100m and 900 by 350m, long and wide. Gold values as high as 144g/t in rock, and 1,259 (ppb) in soil have been recovered. Hostrocks are late Precambrian to Paleozoic metasedimentary rocks.

The aim of the current program is to confirm some of these values, and assess the possibility that these mineral occurrences are related to multistage veining and replacement style mineralization, similar to the large Murantau deposit in Uzbekistan, Central Asia.

The program will be under the direction of R. H. McMillan, Ph.D.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President